Gracell Biotechnologies Inc.
Building 12, Block B, Phase II
Biobay Industrial Park
218 Sangtian St.
Suzhou Industrial Park, 215123
People’s Republic of China

September 6, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Disclosure Review Program
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Austin Pattan Andrew Mew

Re:	Gracell Biotechnologies Inc. (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2022 Filed April 25, 2023 File No. 001-39838

Ladies and Gentlemen:

This letter sets forth the Company’s responses to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 29, 2023 (the “Comment Letter”), relating to the above referenced Form 20-F (the “Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not defined herein are used herein as defined in the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 221

1.	We note your statement that you reviewed your register of members in the Cayman Islands and publicly available documents such as beneficial ownership reports on Schedule 13D or Schedule 13G in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraphs (a), (b)(2) and (b)(3) of Item 16I, the Company respectfully submits that it has not relied upon any legal opinions or third party certifications such as affidavits as the basis of its submission. The Company believes its reliance on the beneficial ownership reports filed by the Company’s major shareholders is reasonable and sufficient because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Schedule 13G or Schedule 13D and the amendments thereto filed by the Company’s major shareholders, as the Company has disclosed in its submission under paragraph (a) of Item 16I in Exhibit 15.4 to Form 20-F, to the Company’s best knowledge, no shareholder beneficially owned 5% or more of the Company’s total outstanding shares and voting power as of April 21, 2023 (the most recent practicable date disclosed in Form 20-F), except for Dr. William Wei Cao, TLS Beta Pte. Ltd., entities affiliated with LAV Granite Limited (collectively, the “LAV Entities”) and entities affiliated with OrbiMed Advisors LLC (collectively, the “OrbiMed Entities”). Dr. Cao beneficially owned 82,243,155 ordinary shares of the Company as of April 21, 2023, representing approximately 24.1% of the Company’s total outstanding shares and voting power. TLS Beta Pte. Ltd. beneficially owned 49,509,702 ordinary shares of the Company as of December 31, 2022, representing approximately 14.6% of the Company’s total outstanding shares and voting power. The LAV Entities beneficially owned 25,406,680 ordinary shares of the Company as of December 31, 2022, representing approximately 7.5% of the Company’s total outstanding shares and voting power. The OrbiMed Entities beneficially owned 47,488,870 ordinary shares of the Company as of March 29, 2023, representing approximately 14.0% of the Company’s total outstanding shares and voting power. Additionally, based on the examination of the public filings, none of these shareholders was owned or controlled by a governmental entity of mainland China. In particular, (i) Dr. Cao is a natural person not affiliated with any foreign government entities; (ii) TLS Beta Pte. Ltd. is wholly owned by Temasek Life Sciences Private Limited, which is ultimately wholly owned by Temasek Holdings (Private) Limited (“Temasek”), which in turn is a commercial investment company wholly owned by the Singapore Minister for Finance. Based on publicly available information, under Singapore’s Constitution and laws, neither the president of the Republic of Singapore nor the Singapore Minister for Finance, Temasek’s shareholder, is involved in or direct Temasek’s investment strategies, investment decisions or other business decisions, except in relation to the protection of Temasek’s past reserves; and (iii) with respect to the LAV Entities and the OrbiMed Entities, based on publicly available information and the Company’s further inquiries to these shareholders, to the best knowledge of the Company as of the date of this response letter, such shareholders are not owned or controlled by a governmental entity in mainland China. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity in mainland China.

September 6, 2023

In addition, the Company’s subsidiaries in the British Virgin Islands, Hong Kong, and Mainland China are wholly owned or controlled by the Company. Furthermore, the Company acknowledges that Item 16I(b) requires that the Company provides disclosures for itself and its consolidated foreign operating entities, including its variable interest entity. In this regard, the Company respectfully submits that, through contractual arrangements, it has the power to (i) direct the activities of the VIE and the VIE’s subsidiary that most significantly impact their economic performance, (ii) receive substantially all of the economic benefits of the VIE and the VIE’s subsidiary, and (iii) have an exclusive option to purchase all or part of the equity interest in the VIE when and to the extent permitted by PRC law. As a result of the contractual arrangements, the Company is considered the primary beneficiary of the VIE and the VIE’s subsidiary. Based on publicly available information and the Company’s further inquiries to certain relevant shareholders of the VIE, to the best knowledge of the Company as of the date of this response letter, the shareholders of the VIE, namely, Dr. William Wei Cao and Xiaomi Hua, are natural persons not affiliated with any foreign government entities. Therefore, the Company’s subsidiaries, VIE and the VIE’s subsidiary are not owned or controlled by a governmental entity in mainland China.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits that in preparation of its required disclosure under paragraph (b)(4) of Item 16I of Form 20-F, it conducted inquiries to the members of the boards of directors of the Company (each a “Director”, collectively “Directors”) in relation to whether any of them is an official of the Chinese Communist Party. In addition, the Company conducted internet research using keywords of the names of the Directors, and reviewed whether the search results reveal that any of those Directors is an official of the Chinese Communist Party. The Company has also reviewed the director questionnaires completed by the Directors since their appointment as part of the Company’s annual compliance procedures and the employment profiles retained by the Company of the Directors who are employees of the Company. Dr. William Wei Cao, a Director, also acts as the sole executive director of each of the Company’s subsidiaries and consolidated foreign operating entities. After taking the foregoing steps, nothing has come to the Company’s attention suggesting that any Director is an official of the Chinese Communist Party or has any memberships or affiliations that could reasonably result in such Director being considered an official of the Chinese Communist Party. The Company did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

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September 6, 2023

3.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company respectfully confirms that as of the date of Form 20-F, the Company’s or the consolidated foreign operating entities’ articles of incorporation do not contain any charter of the Chinese Communist Party. The Company respectfully submits that the foregoing statement is being made without “best knowledge” qualification as indicated in the Staff’s comment.

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If you have any questions regarding the response letter, please contact the Company’s U.S. counsel Will H. Cai of Cooley LLP by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ William Wei Cao

William Wei Cao
Chairman and Chief Executive Officer

cc:	Yili Kevin Xie, Chief Financial Officer, Gracell Biotechnologies Inc. Will H. Cai, Esq., Cooley LLP